SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 29, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

July 29, 2020

Company:	LINE Corporation
Representative:	Representative Director and CEO	Takeshi Idezawa
Stock Code: 3938 (First Section of the Tokyo Stock Exchange)
Inquiries:	Corporate Development/Investor Relations Department
Telephone:	03-4316-2050

Notice of Recognition of Loss Allowance on Loan Receivables and

Impairment Loss of Property and Equipment and Right-of-Use Assets

LINE Corporation (hereinafter “LINE”) announces that it has recognized a loss allowance on loan receivables and impairment loss of property and equipment and right-of-use assets in the second quarter (April 1 until June 30, 2020) for the fiscal year ending December 31, 2020.

1. Recognition of Loss Allowance on Loan Receivables

After giving full consideration on the financial position and operating results on loans to its affiliated companies, LINE has recognized JPY one billion in loss allowance on loan receivables in the second quarter individual and consolidated financial statements for the fiscal year ending December 31, 2020.

2. Recognition of Impairment Loss on Equipment and Property and Right-of-Use Assets

The spread of COVID-19 has caused LINE and LINE Group to face impediment of production lines and customer decline in street-level stores during the state of emergency. Due to these factors, impairment loss was recognized for equipment and property of each store, and right-of-use assets. LINE has recognized JPY 4.449 billion in impairment loss in the second quarter consolidated financial statements for the fiscal year ending December 31, 2020.

3. Future Projections

JPY 1 billion in loss allowance on loan receivables for the above loans and JPY 4.449 billion in impairment loss on equipment and property and right-of-use assets have been recognized on the Summary of Second Quarter Consolidated Financial Statements for the Fiscal Year Ending December 31, 2020 (IFRS) announced today.